UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NovaGold Resources Inc.
(Name of Issuer) Common Shares
(Title of Class of Securities) 66987E206
(CUSIP Number) Sybil E. Veenman Vice President, Assistant General Counsel, and Secretary BCE Place, Canada Trust Tower 161 Bay Street, Suite 3700 P.O. Box 212 Toronto, Canada M5J 2S1 (416) 861-9911
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 21, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 66987E206

1	NAME OF REPORTING PERSON -I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barrick Gold Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WK, BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,231,377
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,231,377
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,231,377
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common shares (“Common Shares”) of NovaGold Resources Inc., a company organized under the laws of the Province of Nova Scotia, Canada (“NovaGold”). The principal executive offices of the Issuer are located at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4.

Item 2. Identity and Background.

This Statement is being filed by Barrick Gold Corporation, a corporation organized under the laws of the Province of Ontario, Canada (“Barrick”). Barrick’s principal business is gold mining. The address of Barrick’s principal business and office is BCE Place, Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, ON M5J 2S1.

During the last five years, neither Barrick nor, to Barrick’s knowledge, any person named on Schedule B (“Information Concerning the Executive Officers and Directors of Barrick”) of the Original Offer and Circular (as defined in Item 5 below) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Barrick nor, to Barrick’s knowledge, any person named on Schedule B (“Information Concerning the Executive Officers and Directors of Barrick”) of the Original Offer and Circular (as defined in Item 5 below) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information set forth in Schedule B (“Information Concerning the Executive Officers and Directors of Barrick”) of the Original Offer and Circular (as defined in Item 5 below) is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Section 7 (“Source of Funds”) of the Original Offer and Circular (as defined in Item 5 below), Section 3 (“Source of Funds”) of the First Notice of Extension (as defined in Item 5 below) and Section 3 (“Source of Funds”) of the First Notice of Variation and Extension (as defined in Item 5 below) is incorporated herein by reference.

Item 4. Purpose of Transaction.

The purpose of the Offer (as defined in Item 5 below) is to acquire all of the outstanding Common Shares of NovaGold (including those that may become issued and outstanding upon the conversion, exchange or exercise of securities that are convertible into or exchangeable or exercisable for Common Shares). The Offer (as defined in Item 5 below) expires at 9:00 p.m. (Toronto time) on December 6, 2006. If a sufficient number of the outstanding Common Shares are acquired through the Offer (as defined in Item 5 below), Barrick intends to acquire all remaining Common Shares in either a subsequent acquisition transaction or a compulsory acquisition, in each case as described in Section 13 (“Acquisition of Common Shares Not Deposited”) of the Original Offer and Circular (as defined in Item 5 below).

Item 5. Interest in Securities of the Issuer.

(a) and (b) The responses to Rows (7) through (13) of the cover page of this Statement are incorporated herein by reference.

(c)    Pursuant to Barrick’s offer (the “Offer”) to acquire all of the outstanding Common Shares of NovaGold, as described in the tender offer statement on Schedule TO filed on August 4, 2006 (as amended, the “Schedule TO”) and Barrick’s offer and related circular dated August 4, 2006 (the “Original Offer and Circular”), as amended and supplemented by the Notice of Change in Information dated September 1, 2006, the Notice of Extension dated September 15, 2006 (the “First Notice of Extension”), the Notice of Extension dated September 29, 2006, the Notice of Extension dated October 12, 2006, the Notice of Variation and Extension dated October 25, 2006 (the “First Notice of Variation and Extension”), the Notice of Variation and Extension dated November 9, 2006 and the Notice of Extension dated November 22, 2006, Barrick took up and accepted for payment 13,231,377 Common Shares representing approximately 14.4% of the issued and outstanding Common Shares. Barrick paid $16.00 per Common Share.

(d)    Not applicable.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

 To Barrick’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons named in Item 2 and between such persons and any person with respect to any securities of NovaGold, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Exhibit Name
99-1	Offer and Circular, dated August 4, 2006, filed as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference
99-2	Notice of Change in Information, dated September 1, 2006, filed as Exhibit (a)(1)(F) to Amendment No. 5 to the Schedule TO filed on September 1, 2006, and incorporated herein by reference
99-3	Notice of Extension, dated September 15, 2006, filed as Exhibit (a)(1)(G) to Amendment No. 10 to the Schedule TO filed on September 18, 2006, and incorporated herein by reference
99-4	Notice of Extension, dated September 29, 2006, filed as Exhibit (a)(1)(H) to Amendment No. 14 to the Schedule TO filed on October 2, 2006, and incorporated herein by reference
99-5	Notice of Extension, dated October 12, 2006, filed as Exhibit (a)(1)(I) to Amendment No. 16 to the Schedule TO filed on October 13, 2006, and incorporated herein by reference
99-6	Notice of Variation and Extension, dated October 25, 2006, filed as Exhibit (a)(5)(Z) to Amendment No. 19 to the Schedule TO filed on October 26, 2006, and incorporated herein by reference
99-7	Notice of Variation and Extension, dated November 9, 2006, filed as Exhibit (a)(5)(II) to Amendment No. 26 to the Schedule TO filed on November 13, 2006, and incorporated herein by reference
99-8	Notice of Extension, dated November 22, 2006, filed as Exhibit (a)(1)(J) to Amendment No. 36 to the Schedule TO filed on November 27, 2006, and incorporated herein by reference

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2006

                                    BARRICK GOLD CORPORATION

By:	/s/ Sybil E. Veenman
Name:	Sybil E. Veenman
Title:	Vice President, Assistant General Counsel and Secretary